(415) 856-7021

keithsutton@paulhastings.com

September 6, 2005	26600.00050

VIA EDGAR & UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa N. Rocha

Re:	Autobytel Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005

File No. 000-15264

Dear Ms. Rocha:

Pursuant to our telephone conversation today, this letter is to confirm our understanding that our client, Autobytel Inc., will have until September 23, 2005 to respond to the Staff’s comment letter in the above referenced matter, dated August 23, 2005.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 856-7021, or by facsimile at (415) 856-7121.

Sincerely,

/s/ Keith M. Sutton

Keith M. Sutton

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Ariel Amir, Esq. (via email) (w/o encl)

Thomas Pollock, Esq. (w/o encl)